CUSIP No. 460981301	13D/A	Page 1 of 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 5)*
Under the Securities Exchange Act of 1934

Intersections Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

100 Wall Street, 19th Floor
New York, NY 10005
Attn: Bruce Lev
(212) 483-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2018
(Date of Event which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loeb Holding Corporation 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,002,127

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
11,002,127

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,002,127

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 460981301	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
77,750

	8	SHARED VOTING POWER
11,002,127

	9	SOLE DISPOSITIVE POWER
77,750

	10	SHARED DISPOSITIVE POWER
11,002,127

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,079,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 460981301	13D/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ann Kempner, preliminary co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,099

	8	SHARED VOTING POWER
11,079,877

	9	SOLE DISPOSITIVE POWER
9,099

	10	SHARED DISPOSITIVE POWER
11,079,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,088,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 5 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bruce Lev, preliminary co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
USA

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,750

	8	SHARED VOTING POWER
11,079,877

	9	SOLE DISPOSITIVE POWER
8,750

	10	SHARED DISPOSITIVE POWER
11,079,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,088,627

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 6 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Melvin Epstein, preliminary co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,079,877

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,079,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,079,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 7 of 9

Explanatory Note:  This filing constitutes Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 25, 2015 (the "Original Schedule 13D") by Loeb Holding Corp. ("LHC") and Thomas L. Kempner, as amended by Amendment No. 1 filed on January 19, 2016, Amendment No. 2 filed on October 28, 2016, Amendment No. 3 filed on December 1, 2016 and Amendment No. 4 filed on October 31, 2018 (collectively, as amended, the "Schedule 13D").  This Amendment No. 5 is being filed solely for the purpose of filing certain exhibits that were omitted from Item 7 of Amendment No. 4.
Except as described herein, the information contained in the Schedule 13D has not been updated or amended.
Item 7.                          Material to be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:
99.1*	Joint Filing Agreement dated October 31, 2018, by and between Loeb Holding Corporation, the Estate of Thomas L. Kempner, Bruce L. Lev, Melvin Epstein and Ann B. Kempner.

99.2
Agreement and Plan of Merger dated October 31, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc. (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K filed by Intersections Inc. on November 6, 2018).

99.3*	Contribution and Assignment Agreement dated October 31, 2018, by and between WC SACD One, Inc. and Loeb Holding Corporation.

99.4*	Tender and Support Agreement dated October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation.

99.5
Note Purchase and Exchange Agreement dated October 31, 2018, by and among Intersections Inc. and the and the investors identified on Annex I attached thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K filed by Intersections Inc. on November 6, 2018).

99.6
Registration Rights Agreement dated October 31, 2018, by and among Intersections Inc. and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by Intersections Inc. on November 6, 2018).

99.7*	Action by Written Consent of Stockholders of Intersections Inc. in Lieu of a Meeting dated October 31, 2018.

99.8	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by Intersections Inc. on November 6, 2018)
_____________________________________
*Previously filed.

CUSIP No. 460981301	13D/A	Page 8 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated November 6, 2018

Loeb Holding Corporation

	By:	/s/ Bruce L. Lev
		Name:	Bruce L. Lev
		Title:	Managing Director

Estate of Thomas Kempner

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	Preliminary Co-Executor of the Estate of Thomas L. Kempner

By:	/s/ Melvin Epstein
	Name:	Melvin Epstein
	Title:	Preliminary Co-Executor of the Estate of Thomas L. Kempner

By:	/s/ Ann B Kempner
	Name:	Ann B. Kempner
	Title:	Preliminary Co-Executor of the Estate of Thomas L. Kempner

/s/ Bruce L. Lev

Bruce L. Lev , as Preliminary Co-Executor of the Estate of Thomas L. Kempner

/s/ Melvin Epstein

Melvin Epstein, as Preliminary Co-Executor of the Estate of Thomas L. Kempner

/s/ Ann B Kempner

Ann B. Kempner, as Preliminary Co-Executor of the Estate of Thomas L. Kempner

CUSIP No. 460981301	13D/A	Page 9 of 9

Exhibit No.	Description

99.1*	Joint Filing Agreement dated October 31, 2018, by and between Loeb Holding Corporation, the Estate of Thomas L. Kempner, Bruce L. Lev, Melvin Epstein and Ann B. Kempner.

99.2
Agreement and Plan of Merger dated October 31, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc. (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K filed by Intersections Inc. on November 6, 2018).

99.3*	Contribution and Assignment Agreement dated October 31, 2018, by and between WC SACD One, Inc. and Loeb Holding Corporation.

99.4*	Tender and Support Agreement dated October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation.

99.5
Note Purchase and Exchange Agreement dated October 31, 2018, by and among Intersections Inc. and the and the investors identified on Annex I attached thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K filed by Intersections Inc. on November 6, 2018).

99.6
Registration Rights Agreement dated October 31, 2018, by and among Intersections Inc. and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by Intersections Inc. on November 6, 2018).

99.7*	Action by Written Consent of Stockholders of Intersections Inc. in Lieu of a Meeting dated October 31, 2018.

99.8	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by Intersections Inc. on November 6, 2018)
_____________________________________
*Previously filed.